02036414

P.E 5·1·02

333-9410

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange act of 1934

For the month of **May 2002**

Marsulex Inc.

111 Gordon Baker Road, Suite 300
North York, ON
M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F ______

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

CRGH

MARSULEX

NEWS RELEASE

MARSULEX APPOINTS TWO NEW DIRECTORS

TORONTO, March 8, 2002 – Marsulex Inc. (TSE: MLX) announced today that William A. Lambert and David S. McCann have been appointed Directors of the company. Mr. Lambert and Mr. McCann are both Managing Directors of TD Capital Canadian Private Equity Partners. They replace Brent Belzberg and Richard Brock who have resigned from the Board of Directors of the company.

TD Capital is the private equity arm of TD Securities, the wholesale banking division of TD Bank Financial Group. TD Capital has approximately $3 billion of capital under management through its offices located in Canada, the United States and the United Kingdom. TD Capital Canadian Private Equity Partners is a fund established by TD Capital, which invests equity in companies across Canada, funding buyouts, growth and expansion, acquisitions and recapitalizations. Website: www.tdcapital.com.

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

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For further information:

David M. Gee
President and CEO

Tel: (416) 496-4178

or

Laurie Tugman
Executive Vice President & CFO

Tel: (416) 496-4157

MARSULEX

NEWS RELEASE

MARSULEX REPORTS RESULTS FOR FIRST QUARTER 2002

TORONTO, Canada, May 2, 2002 -- Marsulex Inc. (TSX: MLX) today announced earnings before interest, taxes, depreciation and amortization (EBITDA) from continuing operations of $5.6 million for the first quarter ending March 31, 2002. Revenue for the period was $36.0 million and net earnings from continuing operations were $1.9 million ($0.06 per share basic). The Company's three operating groups – Refinery Services, Power Generation and Western Markets – performed in line with management's expectations.

Results of the Refinery Services group are comparable with last year. Results of Power Generation for the first quarter 2002 reflect the disposition of the parts and service business at the end of January. Comparisons of Western Markets' results are affected by contributions of the sulphur removal assets of eastern North America which were sold to Chemtrade Logistics Income Fund (the Chemtrade Transaction) on July 18, 2001 and are included in Western Markets in the quarter ended March 31, 2001. In addition, the consolidated statements of operations and cash flow for the first quarter 2001 have been restated to reflect the disposal of the discontinued operations of BCT Chemtrade Corporation (BCT) which were also sold as part of the Chemtrade Transaction.

Refinery Services posted EBITDA of $4.3 million for the quarter, essentially level with $4.2 million last year despite the tough operating conditions reported by oil refineries in the first quarter which reduced throughput at some facilities.

Power Generation recorded EBITDA of $0.3 million for the first quarter compared with a loss of $0.8 million last year. The improvement reflected cost reductions resulting from the sale of the group's mechanical collectors business last year and the disposition of the parts and service business in the first quarter this year as well as increased royalty fees earned during the quarter.

Western Markets posted EBITDA of $3.7 million for the period. The group's first quarter results for 2001 included the sulphur removal assets included in the Chemtrade Transaction and are therefore not comparable. However, on a consistent basis, the group's results were comparable to last year.

Marsulex President and Chief Executive Officer, David Gee, said the operating results of each of the groups was pleasing given the general market conditions that carried over from the fourth quarter of 2001 into the new fiscal year. "Given the tough operating conditions that oil refineries reported for the first quarter this year, we were pleased to be able to produce results that were consistent with our first quarter last year.

"The sale of the Power Generation group's remaining non-core assets in January was an important strategic milestone for Marsulex. The early benefits are showing in reduced costs, but the longer term impact on our growth and earnings will be significant as the group focuses on outsourced compliance services."

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Mr. Gee said the major outsourcing projects with Syncrude and Santee Cooper, where Marsulex is designing and building compliance facilities incorporating its proprietary advanced sulphate scrubbing technology, are moving ahead. "We are just a part of these huge development and expansion programs, but our contribution is vital. Both projects are expected to be completed in 2004."

Mr. Gee said the new site emissions facility that Marsulex is building and will own at the BP refinery in Whiting, Indiana, is nearing completion. "This will contribute fee revenue in the second half of the year and will also serve as another valuable demonstration site for our sodium bisulphite tail gas recovery technology."

Outlook

Mr. Gee said that in addition to progressing its major outsourcing projects, the Company expects to produce modest growth in operating results in 2002. "We are now completely focused on outsourcing solutions, with the oil refining and power generation industries as our primary targets. With major projects underway in each of those sectors, our efforts are being directed towards successfully executing the projects and leveraging our increased credibility to capitalize on the huge potential for outsourced compliance services in those markets."

This news release may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

A conference call with analysts to review the first quarter 2002 results will be webcast live on www.newswire.ca/webcast on Friday, May 3, 2002 at 10:00 a.m.

####

For further information:

David M. Gee
President and CEO

or

Laurie Tugman
Executive Vice President & CFO

Tel: (416) 496-4178

Tel: (416) 496-4157

MARSULEX INC. - FIRST QUARTER 2002

Management's Discussion & Analysis

The following provides additional analysis of Marsulex's operations and financial position. It is supplementary information and should be read in conjunction with the consolidated financial statements and accompanying notes.

REVIEW OF FIRST QUARTER 2002

The overall results for the first quarter were stable compared with a year ago after allowing for the effects of the Chemtrade Transaction (see Results of Operations). Despite the tough operating conditions reported by oil refineries in the first quarter, the Company's Refinery Services group reported performance level with the first quarter of last year. Results of the Western Markets group, after allowing for the effects of the Chemtrade Transaction also were comparable with a year ago. Cost reduction benefits arising from the divestment of non-core businesses in the Power Generation group in January 2002 as well as an increase in royalty fees earned during the quarter resulted in a positive contribution to EBITDA for the period compared with a loss in the first quarter of 2001. Divestments included the sale during the quarter of its parts and service business and other assets. The sales generated gross proceeds of $6.5 million and a net gain on sale of $3.6 million.

RESULTS OF OPERATIONS

The Company is now focused on providing outsourced environmental compliance solutions to two principal industries: oil refining and electric power generation. These services are provided through three operating segments: Refinery Services, Power Generation and Western Markets. A fourth non-operating segment, Corporate, provides project execution support, finance, information systems, human resources, and risk management to the operating segments.

The results of the Refinery Services group is comparable with last year. Power Generation for the first quarter reflects the disposition, at the end of January, of the non-core parts and service business. For Western Markets, comparisons with the previous quarter are affected by the inclusion of contributions of the sulphur removal assets of eastern North America sold to Chemtrade Logistics Income Fund (the Chemtrade Transaction) on July 18, 2001 in the results of Western Markets for the first quarter ended March 31, 2001. In addition, the consolidated statements of operations and cash flow for the first quarter 2001 have been restated to reflect the disposal of the discontinued operations of BCT Chemtrade Corporation (BCT) which were also sold as part of the Chemtrade Transaction.

Revenue and Gross Profit

Consolidated revenue was $36.0 million for the first quarter 2002, down $35.5 million, or 49.7% from $71.5 million in 2001. The decline reflects the inclusion of the results for the sulphur removal assets in eastern North America for the full first quarter in 2001.

Similarly, gross profit for 2002 of $12.1 million decreased $12.1 million, or 50.0% from the prior year, primarily reflecting the impact of the Chemtrade Transaction. The gross profit as a percentage of revenue decreased marginally from 33.8% for the first quarter 2001 to 33.6% for the same period of 2002.

Refinery Services *provides outsourced compliance services to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, SO_2 recovery to ensure air quality compliance, and regeneration of spent sulphuric acid produced during the octane enhancement of gasoline.*

Refinery Services' revenue was essentially flat at $16.1 million for the first quarter in 2002 compared to $16.2 million for the first quarter in 2001. This stable result was achieved despite lower throughput at a number of refineries resulting from reduced demand for some petroleum products that affected the volume of by-product processed in the quarter.

Installation of the new site emissions facility at the BP refinery in Whiting, Indiana proceeded during the quarter and completion is expected in the second quarter.

Power Generation *provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. These services enable power generators to meet compliance obligations as well as to achieve fuel flexibility and access to the savings of lower cost high-sulphur fuel. The group also provides services to the cement industry through its patented CP-Gyp process which uses a by-product of the scrubbing process used by some manufacturers and combines it with cement kiln dust to produce a useable cement additive.*

Revenue for the Power Generation group was $7.6 million in the first quarter of 2002, down 39.2% from $12.5 million for the same period in 2001. The decrease reflected the disposal of the parts and service business in the first quarter of 2002 and the sale of the mechanical collectors business in the third quarter of last year. Revenue for the period included substantial completion of the major FGD system installation for Virginia Power and an increase in royalty fees earned during the quarter.

Western Markets *provides environmental removal services as well as chemical products to customers in Western Canada. The group produces a range of water treatment and other sulphur-based chemicals at four plants based in three locations in Western Canada. For example, it is one of the leading producers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. This and other chemicals are marketed to customers in North America.*

Sales revenue for Western Markets in the first quarter of 2002 was $12.3 million compared with $42.8 million for the same period in 2001. The 2001 revenue includes results relating to the sulphur removal assets included in the Chemtrade Transaction. The lower revenue for the first quarter 2002 reflects the sale of these assets on July 18, 2001. Ignoring the effects of the Chemtrade Transaction, Western Markets revenue in the first quarter was comparable with revenue for the same period in 2001.

Selling, General, Administrative and Other Costs

Selling, general, administrative and other ("SGA") costs were $6.5 million in the first quarter of 2002 compared to $13.1 million in 2001, a decrease of $6.6 million. The decrease in SGA costs was due primarily to dispositions associated with the Chemtrade Transaction and the sale of non-core assets in Power Generation. The first quarter 2001 SGA costs included the full quarter impact of the sulphur removal assets, the mechanical collectors business, and parts and service business.

As a percent of revenue, SGA costs were somewhat lower at 18.1% for the first quarter of 2002 compared to 18.3% for the same period in 2001.

EBITDA

Earnings before interest, income taxes, depreciation, and amortization (EBITDA) was $5.6 million for the first quarter of 2002 compared to $11.1 million for the same period in 2001. The decrease of 49.5% was attributable primarily to the inclusion of the results of the sulphur removal assets in eastern North America for the full first quarter in 2001.

EBITDA for Western Markets for the three months ended March 31, 2002 was $3.7 million compared to $10.7 for the same period in 2001, reflecting the inclusion of the sulphur removal assets last year. On a comparable basis, Western Markets' EBITDA for the first quarter this year was essentially flat to last year. Refinery Services also recorded level performance for the first quarter in 2002 with EBITDA of $4.3 million compared to EBITDA of $4.2 million for the same period in 2001. The improvement in EBITDA for Power Generation from a loss of $0.8 million for the first quarter of 2001 to EBITDA of $0.3 million for the same period in 2002 was largely the result of the reduced costs associated with the disposal of the mechanical collectors and parts and service businesses as well as an increase in royalty fees earned during the quarter.

Depreciation and Amortization

Depreciation expense for the first quarter of 2002 was $3.8 million compared to $4.4 million for the same period in 2001, a decrease of $0.6 million or 13.6%. This decrease was largely attributable to the reduction in depreciation due to the disposition of fixed assets in the Chemtrade Transaction.

The Company has adopted the new Canadian Institute of Chartered Accountants' (CICA) Handbook Section 3062, "Goodwill and other intangible assets", effective January 1, 2002. Under this section the Company no longer amortizes goodwill, but instead goodwill will be tested for impairment by comparing the carrying value of the reporting unit to the respective fair value. The Company does not believe this test will indicate an impairment in goodwill.

Foreign Exchange Loss (Change in accounting policy)

Under the CICA Handbook revision to section 1650, "Foreign currency translation", foreign currency translation differences from the translation on the Senior Notes outstanding as at March 31, 2001 are no longer deferred and amortized but rather taken directly into income. Therefore, in accordance with the revision, the net earnings for the first quarter 2001 have been restated to reflect a decrease of $1.4 million relating to the adoption of the revision. In addition, the January 1, 2001 opening retained earnings has been decreased by $1.5 million to reflect the cumulative effect of the change on periods prior to that date. There is no impact to the first quarter 2002 earnings nor to the January 1, 2002 opening retained earnings because the Senior Notes were fully retired on July 18, 2001 as part of the Chemtrade Transaction.

Interest Expense, Net

Net interest expense was $2.6 million in the first quarter 2002, a decrease of $1.7 million or 39.5% from the $4.3 million in the first quarter of 2001. The decrease in net interest expense is due to a decrease in interest expense as a result of the retirement of the Senior Notes and is also due to an increase in interest income resulting from the cash generated by the Chemtrade Transaction that is being invested in short-term interest-bearing deposits.

Income Taxes

In the first quarter of 2002, the overall effective income tax rate was 16.0% compared to the statutory rate of 38.6% and to the prior year effective rate of 34.0%. The earnings in the first quarter of 2002 included an unusual gain from the disposal of Power Generation group assets of $3.6 million which has been offset by losses not previously recognized. Without this gain, the Company had a net loss of approximately $1.0 million with a corresponding effective tax rate of negative 42.9% arising from tax losses, the benefit of which has not been recognized and taxes in subsidiaries with taxable income.

The lower statutory rate of 38.6% (2001 - 42.1%) arising from federal and provincial legislative changes has been reflected in the tax expense.

CONSOLIDATED BALANCE SHEETS

Total assets were $341.4 million at March 31, 2002 compared to $343.3 million at December 31, 2001.

The net book value of property, plant, and equipment at March 31, 2001 increased by $5.8 million over the December 31, 2001 balance of $111.9 million. This increase is primarily due to capital additions during the three months ended March 31, 2002 of $10.3 million reduced by depreciation expense of $3.8 million and disposals.

Accounts receivable, inventories and accounts payable have also declined from the December 31, 2001 balances. The $4.3 million owed pursuant to an escrow agreement, was collected in January of 2002. The amount of $4.0 million owed by Chemtrade Logistics Inc. relating to the finalization of the working capital remains outstanding with $1.3 million expected to be collected during 2002 with the remainder due over the next three years. The reduction in inventories is due to the disposal of the parts and service business, while the reduction in accounts payable and accrued liabilities is largely due to the reduced activity on the Virginia Power project.

Total debt including the current portion of long-term debt decreased marginally by $0.2 million over the December 31, 2001 balance due to the strengthening, during the first quarter 2002, of the Canadian dollar versus its US counterpart. The foreign exchange gain relating to the Senior Subordinated Notes is included in the foreign currency translation adjustment.

Share Capital Outstanding	March 31 2002	December 31 2001
Number of common shares	26,781,050	26,781,050
Number of convertible shares, non-voting	4,720,182	4,720,182
Number of options	2,921,584	2,736,500

On January 29, 2002, the Company filed a Notice of Intention to make a Normal Course Issuer Bid with the Toronto Stock Exchange, pursuant to which the Company may purchase up to 1,339,053 of its common shares, representing approximately 5% of its 26,781,050 issued and outstanding common shares. During the quarter the Company did not acquire any shares for cancellation pursuant to the Notice of intention to make a Normal Course Issuer Bid.

The Company continues to believe that the current market price of its common shares does not fully reflect the value of its business and its future business prospects and represents a discount to management's estimate of the underlying net asset value of the shares.

The adoption of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments" by the Company effective January 1, 2002, had no impact to the Company's previously stated policy of accounting for stock options granted to employees as capital transactions.

Financial Condition & Liquidity

($ millions)	March 31 2002	December 31 2001
Debt	$ 167.3	$ 167.5
Debt to Equity	1.6x	1.7x
Net debt	$ 49.3	$ 49.4
Net debt to EBITDA (1)	1.5x	1.3x
Net debt to Equity	0.5x	0.5x
Interest coverage (EBITDA to interest expense)	1.7x	2.3x

(1) EBITDA for the last twelve months ended which includes results of the sulphur removal assets in eastern North America.

Cash and cash equivalents at the end of the first quarter 2002 of $118.0 was essentially unchanged from the December 31, 2001 balance and continues to be invested in short-term, interest-bearing deposits. This cash, together with any new operating credit facility, will be utilized to implement the Company's growth plan. This could include acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company's presence in new markets.

As a result of the Chemtrade Transaction on July 18, 2001, the Company is obligated to make an offer within 380 days to purchase the Senior Subordinated Notes. Under the terms of the indenture, the total amount offered is limited to the net cash proceeds from the Chemtrade Transaction reduced by the repayment of the Senior Notes and funds committed and applied on capital projects in the next 360 days. Notwithstanding the foregoing, the Company shall not be required to purchase more than 25% of the original principal amount (US $26,250,000) prior to the fifth anniversary, June 30, 2003, and accordingly this amount has been recorded as the current portion of long-term debt at March 31, 2002 and at December 31, 2001. The remaining amount, if any, would be required to be included in a second offer to purchase to be made on the fifth anniversary. The Company has not finalized its plans for the Senior Subordinated Notes offer.

Currently the Company has commitments in excess of $200 million relating to the Syncrude and Santee Cooper projects. These commitments exceed current cash balances and internally generated cash; therefore, the Company intends to raise funds to cover its commitments during the construction period of the two projects. The amount of financing required will also be affected by the amount of Senior Subordinated Notes tendered in the offer mentioned above. Any funds remaining as a result of Senior Subordinated Notes not being tendered would be used to satisfy capital commitments during the construction period. Although the Company's financial indicators have improved subsequent to the Chemtrade Transaction, the assumption of increased debt during the construction period will cause these indicators to change until the projects are completed.

Until the new financing is in place, the Company is at risk as to the availability of new credit and the associated interest rates.

Working Capital

The Company's working capital, excluding cash and cash equivalents and current portion of long-term debt, was $2.7 million at March 31, 2002 compared to $11.7 million at December 31, 2001. The $9.0 million decrease in working capital includes a reduction of $2.7 million of the Chemtrade receivable which is now collectible over the next three years, $4.0 million of interest payable which is paid June and December, and the collection of the $4.3 million Chemtrade Logistics Note offset by changes in other working capital items. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The decrease in working capital resulted in an decrease in the current ratio, excluding cash and cash equivalents and the current portion of long-term debt, from 1.34:1 in 2001 to 1.09:1 in 2002.

CONSOLIDATED STATEMENTS OF CASH FLOWS

During the three months ended March 31, 2002, the Company generated $2.4 million in cash from operations before changes in non-cash working capital, compared to $6.8 million for the same period in 2001. This decrease is due to the lower EBITDA resulting from inclusion of the sulphur removal assets in eastern North America for the full quarter in 2001.

Cash and cash equivalents at the end of the first quarter were essentially unchanged from December 31, 2001. Cash provided by operations, cash generated by the disposal of non-core Power Generation assets, and the Note collected from Chemtrade Logistics were offset by capital additions and an increase in deferred charges and other assets.

The increase in capital expenditures to $10.3 million for the first quarter of 2002 from $4.3 million for the same period of 2001 is primarily due to the increase in capital expenditures associated with the BP Whiting project which is expected to be completed in the second quarter of 2002, as well as the continued activity on the Syncrude and Santee Cooper projects.

OUTLOOK

An increasing percentage of the Company's revenue is generated from fees and contracts with customers that provide some volume protection during a downturn in market conditions. This overall quality of the Company's contractual relationships with its customers together with the return to normal seasonal volumes of spent acid regeneration and the addition of new fee revenue from the BP Whiting facility when it comes on stream mid-year, should enable Marsulex to record modest growth in operating results for 2002.

The work continues on the Company's major expansion projects, Syncrude and Santee Cooper, with construction anticipated to start mid 2002 with completion on both projects expected in 2004.

Forward-looking Statements

The foregoing may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

MARSULEX INC.
Consolidated Balance Sheets
(in thousands of dollars)

	March 31 2002 (unaudited)	December 31 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 118,025	$ 118,148
Accounts receivable	28,280	32,050
Due from Chemtrade Logistics (note 4b)	1,300	4,000
Note from Chemtrade Logistics (note 4b)	--	4,305
Inventories	2,410	3,217
Future tax asset	1,111	1,171
Prepaid expenses and other assets	125	931
	151,251	163,822
Property, plant and equipment	117,722	111,873
Deferred charges and other assets, net of accumulated amortization	13,590	8,698
Goodwill, net of accumulated amortization (note 3a)	58,828	58,899
	$ 341,391	$ 343,292
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 12,681	$ 11,274
Accrued liabilities	13,649	21,259
Income taxes payable	151	1,453
Interest payable	4,026	--
Current portion of long-term debt	41,829	41,885
	72,336	75,871
Long-term debt	125,488	125,654
Deferred revenues	2,211	2,113
Other liabilities	9,980	9,993
Future tax liability	18,206	18,512
Minority interest	10,220	9,995
Shareholders' equity:		
Capital stock (note 6)	57,505	57,505
Retained earnings (deficit)	41,534	39,552
Foreign currency translation adjustment	3,911	4,097
	102,950	101,154
	$ 341,391	$ 343,292

MARSULEX INC.

Consolidated Statements of Operations (unaudited)
For the three months ended March 31, 2002 with comparative figures for 2001
(in thousands of dollars, except per share amounts)

	2002	**2001** (restated notes 4a & 3b)
Revenue	$ 35,980	$ 71,507
Cost of sales and services	23,929	47,339
Gross profit	12,051	24,168
Selling, general, administrative and other costs	6,452	13,075
Earnings from continuing operations before interest, income taxes, depreciation, amortization and unusual items (EBITDA)	5,599	11,093
Loss on disposal of property, plant and equipment	23	--
Depreciation	3,786	4,348
Earnings from continuing operations before the undernoted	1,790	6,745
Unusual items (note 5)	3,612	--
Foreign exchange loss (note 3b)	--	(1,891)
Amortization of deferred charges	(132)	(369)
Interest income	672	323
Interest expense	(3,313)	(4,672)
Earnings from continuing operations before income taxes, minority interest and amortization of goodwill	2,629	136
Income taxes (note 7)		
Current	513	207
Future	(91)	266
	422	473
Minority interest	225	289
Earnings from continuing operations before amortization of goodwill	1,982	(626)
Amortization of goodwill, net of income taxes (note 3a)	--	982
Earnings (loss) from continuing operations	1,982	(1,608)
Earnings from discontinued operations, net of tax (note 4a)	--	609
Net earnings	$ 1,982	$ (999)
Earnings per share		
Basic before amortization of goodwill	$ 0.06	$ (0.02)
Basic from continuing operations	$ 0.06	$ (0.05)
Basic	$ 0.06	$ (0.03)
Diluted, before amortization of goodwill	$ 0.06	$ (0.02)
Diluted, from continuing operations	$ 0.06	$ (0.05)
Diluted	$ 0.06	$ (0.03)

Consolidated Statement of Retained Earnings (Deficit) (unaudited)
For the three months ended March 31, 2002 with comparative figures for 2001
(in thousands of dollars)

	2002	2001
Retained earnings (deficit), beginning of year:		
As previously reported	$ 39,552	$ (22,412)
Adjustment on adoption of foreign currency translation (note 3b)		(1,522)
As restated	39,552	(23,934)
Net earnings (loss)	1,982	(999)
Retained earnings (deficit), end of period	$ 41,534	$ (24,933)

MARSULEX INC.

Consolidated Statements of Cash Flows (unaudited)

For the three months ended March 31, 2002 with comparative figures for 2001
(in thousands of dollars)

	2002	2001 (restated notes 4a & 3b)
Cash provided by (used in):		
Operating activities:		
Net earnings	$ 1,982	$ (999)
Items not affecting cash:		
Earnings from discontinued operations (note 4a)	--	(609)
Depreciation	3,786	4,348
Loss on disposal of property, plant and equipment	23	--
Unusual items	(3,612)	--
Amortization of deferred charges and foreign exchange loss	132	2,260
Amortization of goodwill	--	1,246
Future income taxes	(91)	89
Minority interest	225	289
Other non cash items	(3)	195
	2,442	6,819
Decrease (increase) in non-cash operating working capital, excluding cash and cash equivalents current portion of long-term debt	5,189	633
Cash provided by (used in) continuing operations	7,631	7,452
Cash used in discontinued operations (note 4a)	--	(2,412)
Financing activities:		
Increase (decrease) in other liabilities	--	207
Cash used in discontinued operations (note 4a)	--	517
	--	724
Investing activities:		
Proceeds on disposals (note 5)	3,358	--
Additions to property, plant and equipment	(10,331)	(4,348)
Increase in deferred charges	(743)	(387)
Increase in non-cash working capital investing activities	(4,294)	--
Note from Chemtrade Logistic (note 4b)	4,305	--
Cash provided by (used in) discontinued operations (note 4a)	--	(110)
	(7,705)	(4,845)
Foreign exchange gain (loss) on cash held in foreign currency	(49)	(78)
Increase (decrease) in cash and cash equivalents	(123)	841
Cash and cash equivalents – beginning of year	118,148	31,999
Cash and cash equivalents – end of period	$ 118,025	$ 32,840

MARSULEX INC.
Notes to Consolidated Financial Statements

1. Basis of presentation

   The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated statements except for the change in accounting policies described in note 2 below. These unaudited interim period financial statements should be read together with the audited annual consolidated financial statement and the accompanying notes included in the Company's 2001 Annual Report.

2. Certain 2001 balances have been reclassified to conform to presentation adopted in 2002.

3. Changes in accounting policies:

   Effective January 1, 2002, the Company adopted the new recommendations of the CICA. The adoption of Handbook Section 3870, "Stock-based compensation and other stock-based payments", had no impact on the Company's previously stated policy of accounting for stock options granted to employees as capital transactions. Management believes that the adoption of certain provisions of Section 1581, "Business Combinations" relating to goodwill and intangible assets, and Section 3062, "Goodwill and other intangible assets", will not have a material impact to the financial statements. The revisions to Section 1650, "Foreign Currency Translation" resulted in a decrease to the January 1, 2001 opening retained earnings of $1.5 million relating to the treatment of foreign currency translation for long-term debt. The details of the accounting policy changes are noted below:

   a. Business combinations and goodwill and other intangible assets:

      Section 1581 requires that the purchase method of accounting be used for all business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. The Company does not have any intangible assets which would be classified separately from goodwill. Section 3062 requires that goodwill no longer be amortized, but instead tested for impairment at least annually by comparing carrying value of the reporting unit to the respective fair value in accordance with the provisions of Section 3062.

      The Company has identified its reporting units and is in the process of comparing the fair value of the reporting unit with its carrying value. This process will be completed by June 30, 2002. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired. The Company believes that this test will indicate goodwill has not been impaired.

   b. Foreign currency translation:

      The revision to Section 1650 eliminated the deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences that the Company previously deferred and amortized are now charged directly to earnings. Prior year financial statements have been restated retroactively to adopt the new Section resulting in net earnings decreasing $1.4 million for the period ended March 31, 2001 (4.5 cents basic and diluted earnings per share). The balance of retained earnings at January 1, 2001 has been decreased by $1.5 million to reflect the cumulative effect of the change on periods prior to that date.

4. Sale of sulphur removal assets and BCT Chemtrade Corporation

   On July 18, 2001, the Company completed the sale of its sulphur removal services assets in eastern North America and of BCT Chemtrade Corporation ("BCT"), a subsidiary of Marsulex, to Chemtrade Logistics Income Fund for gross cash proceeds before costs of disposition of $167.2 million (the "Chemtrade Transaction") or $156.6 million net of costs of disposition, comprised of $128.1 million for the sale of the sulphur removal assets and $28.5 million for the sale of BCT.

   a. The operations of BCT comprised one operating segment. Accordingly, for reporting purposes, the gain on the sale, the results of operations and cash flows of this business, to the date of sale, are presented and disclosed as discontinued operations. Additional information related to the discontinued operations is as follows (in thousands of dollars):

	Three months ended March 31, 2001
Revenue	$ 19,874
EBITDA	981
Earnings before taxes	781
Provision for income taxes	(156)
Minority interest	(16)
Earnings from discontinued operations	609
Cash provided by (used in):	
Operating activities	$ (2,412)
Financing activities	517
Investment activities	(110)
Increase in cash and cash equivalents from discontinued operations	$ (2,005)

b. As part of the Chemtrade Transaction, Chemtrade Logistics Inc. owes the Company $4.0 million relating to the finalization of working capital, of which $1.3 million will be collected during 2002 and the remainder will be collected over the next three years and is recorded in other assets. The note in the amount of $4.3 million pursuant to an escrow agreement was received in January 2002.

5. Unusual items

On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6.5 million, of which $3.4 million was received in cash.

Proceeds of disposition	$ 6,545
Net book value and costs of sale	2,933
Gain on sale, before income taxes	3,612
Income taxes	--
Gain on sale, net of tax	$ 3,612

6. Capital stock

On January 29, 2002, the Company announced its intention to make a Normal Course Issuer Bid ("NCIB") pursuant to which the Company may purchase 1,339,053 of its common shares issued and outstanding. The NCIB commenced on February 1, 2002 and will terminate on January 31, 2003 or such earlier date as the Company completes its purchases. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. During the period February 1, 2002 to March 31, 2002 no shares were acquired by the Company for cancellation.

7. Income Taxes

In the first quarter of 2002, the overall effective income tax rate was 16.0% compared to the statutory rate of 38.6% and to the prior year effective rate of 34.0%. The earnings in the first quarter of 2002 included an unusual gain from the disposal of the parts and services and other assets of $3.6 million has been offset by losses not previously recognized. Without this gain, the Company had a net loss of approximately $1.0 million with a corresponding effective tax rate of negative 42.9% resulting from taxes arising from tax losses the benefit of which have not been recognized and taxes in subsidiaries with taxable income.

The lower statutory rate of 38.6% (2001 - 42.1%) arising from federal and provincial legislative changes has been reflected in the tax expense.

8. Segments

The Company's activities are divided into four reportable segments. The three operating segments are: Refinery Services, Power Generation and Western Markets. The fourth non-operating segment is Corporate Support, which provides project execution support, finance, information systems, human resources and risk management to the preceding operating segments.

Refinery Services provides outsourced compliance solutions to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, S02 recovery to ensure air quality compliance and regeneration of spent sulphuric acid produced during octane enhancement of gasoline.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. The segment also provides services to the cement industry through its patented CP-Gyp process.

Western Markets provides environmental removal services, as well as chemical products, to customers in Western Canada and until July 18, 2001 included the sulphur removal services in Eastern North America that was sold as part of the Chemtrade Transaction.

Schedule of business segments (unaudited)
For the three months ended March 31
(in thousands of dollars)

	Refinery Services		Power Generation		Western Markets		Corporate Support		Total	
	2002	2001	2002	2001	2002	2001[2]	2002	2001	2002	2001
Revenue from external customers	$16,082	$16,242	$7,615	$12,484	$12,283	$42,781	$ --	$ --	$35,980	$71,507
Earnings (loss) from continuing operations before depreciation, including loss on disposal	$4,278	$4,187	$276	$(801)	$3,710	$10,677	$(2,665)	$(2,970)	$5,599	$11,093
Depreciation, including loss on disposal	3,117	2,750	312	52	322	1,395	58	151	3,809	4,348
Earnings (loss) from continuing operations before the undernoted	$1,161	$1,437	$(36)	$(853)	$3,388	$9,282	$(2,723)	$(3,121)	$1,790	$6,745
Capital expenditures from continuing operations	$8,374	$1,765	$1,937	$2,373	$16	$141	$4	$69	$10,331	$4,348
Total assets before goodwill [1]	$106,921	$103,385	$24,284	$21,089	$28,409	$23,742	$122,949	$136,177	$282,563	$284,393
Goodwill, net of amortization[1]	46,365	46,425	7,995	8,006	4,468	4, 468	--	--	58,828	58,899
Total assets[1]	$153,286	$149,810	$32,279	$29,095	$32,877	$28,210	$122,949	$136,177	$341,391	$343,292

(1) 2001 assets are as at December 31.
(2) Includes the results of the sulphur removal services in eastern North America for the full quarter of 2001.

MARSULEX

2002 FIRST QUARTER REPORT

Q1

President's Letter

The Company's results for the first quarter of 2002 were pleasing given the general market conditions that carried over from the fourth quarter of 2001 into the new fiscal year. The results of each of our operating groups - Refinery Services, Power Generation and Western Markets - were in line with our expectations.

As indicated in the financial statements and Management's Discussion & Analysis that form part of this report, results of the Refinery Services group are comparable with last year. However, Power Generation reflects the disposition of the parts and service business at the end of January, and comparisons of Western Markets' results are affected by contributions of the sulphur removal assets of eastern North America which were sold to Chemtrade Logistics Income Fund (the Chemtrade Transaction) on July 18, 2001 and are included in Western Markets in the quarter ended March 31, 2001. In addition, the consolidated statements of operations and cash flow for the first quarter 2001 have been restated to reflect the disposal of the discontinued operations of BCT Chemtrade Corporation (BCT) which were also sold as part of the Chemtrade Transaction.

Operations

Despite the difficult industry conditions that reduced throughput at some refineries, Refinery Services posted EBITDA that was essentially level with the first quarter last year. The first quarter also reflects the usual seasonal effect of the reduction in spent acid regeneration during the winter months when alkylate is not produced by refineries.

We believe the group's ability to produce these results in the face of the challenging environment of the first quarter is also a reflection of the quality of the contractual relationships we have with our customers.

Work also proceeded during the quarter on the new site emissions control facility at the BP Whiting refinery which should be completed towards the end of the second quarter and commissioned soon afterwards. The revenue stream is expected to begin in the third quarter.

The Power Generation group recorded substantially lower revenue than a year ago, but this reflects the strategic sales of non-core assets in the third quarter last year and in the first quarter this year. The mechanical collectors business was sold last year and in January 2002, the parts and service business was sold. As well, we appointed an exclusive licensee for our traditional flue gas desulphurization technology, which included the assumption of some technical people by the licensee. This significant transition of the Power Generation group has reduced fixed overheads by more than $10 million.

Most importantly, the group is now totally focused on outsourcing solutions.

Western Markets group recorded results that, on a consistent basis, were comparable to a year ago.

Syncrude and Santee Cooper projects

The major projects for Syncrude Canada and Santee Cooper that will incorporate our advanced sulphate scrubbing technology are moving ahead.

We expect construction on the Syncrude project to begin mid-year. Contracts have been awarded for engineering and long lead items, and other work is proceeding according to plan. We expect site work to begin this summer. However, as we noted previously, eventual completion of the construction is tied to the overall Mildred Lake Upgrader project, scheduled for start up in late 2004.

Santee Cooper is also moving ahead. The engineering phase is proceeding and our owner's engineer is well into the process of selecting and recommending the construction contractor. With the completion of this process we expect to be on site later this year.

These two projects alone will add significantly to our earnings when they come on stream.

Outlook

The outlook for our business this year remains favourable. The signs of improved operating conditions for oil refineries, together with the return to normal seasonal volumes of spent acid regeneration and the addition of new fee revenue from the BP Whiting facility in the second half of the year, should enable Marsulex to produce a modest level of growth in operating results for 2002.

Longer term, the completion of the Syncrude and Santee Cooper projects will enhance our earnings, and the increasing need for compliance solutions will provide additional opportunities for growth.



David M Gee
President & Chief Executive Officer

Management's Discussion and Analysis

The following provides additional analysis of Marsulex's operations and financial position. It is supplementary information and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes.

Review of First Quarter 2002

The overall results for the first quarter were stable compared with a year ago after allowing for the effects of the Chemtrade Transaction (see Results of Operations). Despite the tough operating conditions reported by oil refineries in the first quarter, the Company's Refinery Services group reported performance level with the first quarter of last year. Results of the Western Markets group, after allowing for the effects of the Chemtrade Transaction also were comparable with a year ago. Cost reduction benefits arising from the divestment of non-core businesses in the Power Generation group in January 2002 as well as an increase in royalty fees earned during the quarter resulted in a positive contribution to EBITDA for the period compared with a loss in the first quarter of 2001. Divestments included the sale during the quarter of its parts and service business and other assets. The sales generated gross proceeds of $6.5 million and a net gain on sale of $3.6 million.

RESULTS OF OPERATIONS

The Company is now focused on providing outsourced environmental compliance solutions to two principal industries: oil refining and electric power generation. These services are provided through three operating segments: Refinery Services, Power Generation and Western Markets. A fourth non-operating segment, Corporate, provides project execution support, finance, information systems, human resources, and risk management to the operating segments.

The results of the Refinery Services group is comparable with last year. Power Generation for the first quarter reflects the disposition, at the end of January, of the non-core parts and service business. For Western Markets, comparisons with the previous quarter are affected by the inclusion of contributions of the sulphur removal assets of eastern North America sold to Chemtrade Logistics Income Fund (the Chemtrade Transaction) on July 18, 2001 in the results of Western Markets for the first quarter ended March 31, 2001. In addition, the consolidated statements of operations and cash flow for the first quarter 2001 have been restated to reflect the disposal of the discontinued operations of BCT Chemtrade Corporation (BCT) which were also sold as part of the Chemtrade Transaction.

Revenue and Gross Profit

Consolidated revenue was $36.0 million for the first quarter 2002, down $35.5 million, or 49.7% from $71.5 million in 2001. The decline reflects the inclusion of the results for the sulphur removal assets in eastern North America for the full first quarter in 2001.

Similarly, gross profit for 2002 of $12.1 million decreased $12.1 million, or 50.0% from the prior year, primarily reflecting the impact of the Chemtrade Transaction. The gross profit as a percentage of revenue decreased marginally from 33.8% for the first quarter 2001 to 33.6% for the same period of 2002.

Refinery Services *provides outsourced compliance services to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, SO_2 recovery to ensure air quality compliance, and regeneration of spent sulphuric acid produced during the octane enhancement of gasoline.*

Refinery Services' revenue was essentially flat at $16.1 million for the first quarter in 2002 compared to $16.2 million for the first quarter in 2001. This stable result was achieved despite lower throughput at a number of refineries resulting from reduced demand for some petroleum products that affected the volume of by-product processed in the quarter.

Installation of the new site emissions facility at the BP refinery in Whiting, Indiana proceeded during the quarter and completion is expected in the second quarter.

Power Generation *provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. These services enable power generators to meet compliance obligations as well as to achieve fuel flexibility and access to the savings of lower cost high-sulphur fuel. The group also provides services to the cement industry through its patented CP-Gyp process which uses a by-product of the scrubbing process used by some manufacturers and combines it with cement kiln dust to produce a useable cement additive.*

Revenue for the Power Generation group was $7.6 million in the first quarter of 2002, down 39.2% from $12.5 million for the same period in 2001. The decrease reflected the disposal of the parts and service business in the first quarter of 2002 and the sale of the mechanical collectors business in the third quarter of last year. Revenue for the period included substantial completion of the major FGD system installation for Virginia Power and an increase in royalty fees earned during the quarter.

Western Markets *provides environmental removal services as well as chemical products to customers in Western Canada. The group produces a range of water treatment and other sulphur-based chemicals at four plants based in three locations in Western Canada. For example, it is one of the leading producers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. This and other chemicals are marketed to customers in North America.*

Sales revenue for Western Markets in the first quarter of 2002 was $12.3 million compared with $42.8 million for the same period in 2001. The 2001 revenue includes results relating to the sulphur removal assets included in the Chemtrade Transaction. The lower revenue for the first quarter 2002 reflects the sale of these assets on July 18, 2001. Ignoring the effects of the Chemtrade Transaction, Western Markets revenue in the first quarter was comparable with revenue for the same period in 2001.

Selling, General, Administrative and Other Costs

Selling, general, administrative and other ("SGA") costs were $6.5 million in the first quarter of 2002 compared to $13.1 million in 2001, a decrease of $6.6 million. The decrease in SGA costs was due primarily to dispositions associated with the Chemtrade Transaction and the sale of non-core assets in Power Generation. The first quarter 2001 SGA costs included the full quarter impact of the sulphur removal assets, the mechanical collectors business, and parts and service business.

As a percent of revenue, SGA costs were somewhat lower at 18.1% for the first quarter of 2002 compared to 18.3% for the same period in 2001.

EBITDA

Earnings before interest, income taxes, depreciation, and amortization (EBITDA) was $5.6 million for the first quarter of 2002 compared to $11.1 million for the same period in 2001. The decrease of 49.5% was attributable primarily to the inclusion of the results of the sulphur removal assets in eastern North America for the full first quarter in 2001.

EBITDA for Western Markets for the three months ended March 31, 2002 was $3.7 million compared to $10.7 for the same period in 2001, reflecting the inclusion of the sulphur removal assets last year. On a comparable basis, Western Markets' EBITDA for the first quarter this year was essentially flat to last year. Refinery Services also recorded level performance for the first quarter in 2002 with EBITDA of $4.3 million compared to EBITDA of $4.2 million for the same period in 2001. The improvement in EBITDA for Power Generation from a loss of $0.8 million for the first quarter of 2001 to EBITDA of $0.3 million for the same period in 2002 was largely the result of the reduced costs associated with the disposal of the mechanical collectors and parts and service businesses as well as an increase in royalty fees earned during the quarter.

Depreciation and Amortization

Depreciation expense for the first quarter of 2002 was $3.8 million compared to $4.4 million for the same period in 2001, a decrease of $0.6 million or 13.6%. This decrease was largely attributable to the reduction in depreciation due to the disposition of fixed assets in the Chemtrade Transaction.

The Company has adopted the new Canadian Institute of Chartered Accountants' (CICA) Handbook Section 3062, "Goodwill and other intangible assets", effective January 1, 2002. Under this section the Company no longer amortizes goodwill, but instead goodwill will be tested for impairment by comparing the carrying value of the reporting unit to the respective fair value. The Company does not believe this test will indicate an impairment in goodwill.

Foreign Exchange Loss (Change in accounting policy)

Under the CICA Handbook revision to section 1650, "Foreign currency translation", foreign currency translation differences from the translation on the Senior Notes outstanding as at March 31, 2001 are no longer deferred and amortized but rather taken directly into income. Therefore, in accordance with the revision, the net earnings for the first quarter 2001 have been restated to reflect a decrease of $1.4 million relating to the adoption of the revision. In addition, the January 1, 2001 opening retained earnings has been decreased by $1.5 million to reflect the cumulative effect of the change on periods prior to that date. There is no impact to the first quarter 2002 earnings nor to the January 1, 2002 opening retained earnings because the Senior Notes were fully retired on July 18, 2001 as part of the Chemtrade Transaction.

Interest Expense, Net

Net interest expense was $2.6 million in the first quarter 2002, a decrease of $1.7 million or 39.5% from the $4.3 million in the first quarter of 2001. The decrease in net interest expense is due to a decrease in interest expense as a result of the retirement of the Senior Notes and is also due to an increase in interest income resulting from the cash generated by the Chemtrade Transaction that is being invested in short-term interest-bearing deposits.

Income Taxes

In the first quarter of 2002, the overall effective income tax rate was 16.0% compared to the statutory rate of 38.6% and to the prior year effective rate of 34.0%. The earnings in the first quarter of 2002 included an unusual gain from the disposal of Power Generation group assets of $3.6 million which has been offset by losses not previously recognized. Without this gain, the Company had a net loss of approximately $1.0 million with a corresponding effective tax rate of negative 42.9% arising from tax losses, the benefit of which has not been recognized and taxes in subsidiaries with taxable income.

The lower statutory rate of 38.6% (2001 - 42.1%) arising from federal and provincial legislative changes has been reflected in the tax expense.

CONSOLIDATED BALANCE SHEETS

Total assets were $341.4 million at March 31, 2002 compared to $343.3 million at December 31, 2001.

The net book value of property, plant, and equipment at March 31, 2001 increased by $5.8 million over the December 31, 2001 balance of $111.9 million. This increase is primarily due to capital additions during the three months ended March 31, 2002 of $10.3 million reduced by depreciation expense of $3.8 million and disposals.

Accounts receivable, inventories and accounts payable have also declined from the December 31, 2001 balances. The $4.3 million owed pursuant to an escrow agreement, was collected in January of 2002. The amount of $4.0 million owed by Chemtrade Logistics Inc. relating to the finalization of the working capital remains outstanding with $1.3 million expected to be collected during 2002 with the remainder due over the next three years. The reduction in inventories is due to the disposal of the parts and service business, while the reduction in accounts payable and accrued liabilities is largely due to the reduced activity on the Virginia Power project.

Total debt including the current portion of long-term debt decreased marginally by $0.2 million over the December 31, 2001 balance due to the strengthening, during the first quarter 2002, of the Canadian dollar versus its US counterpart. The foreign exchange gain relating to the Senior Subordinated Notes is included in the foreign currency translation adjustment.

Share Capital Outstanding	March 31, 2002	December 31 2001
Number of common shares	26,781,050	26,781,050
Number of convertible shares, non-voting	4,720,182	4,720,182
Number of options	2,921,584	2,736,500

On January 29, 2002, the Company filed a Notice of Intention to make a Normal Course Issuer Bid with the Toronto Stock Exchange, pursuant to which the Company may purchase up to 1,339,053 of its common shares, representing approximately 5% of its 26,781,050 issued and outstanding common shares. During the quarter the Company did not acquire any shares for cancellation pursuant to the Notice of intention to make a Normal Course Issuer Bid.

The Company continues to believe that the current market price of its common shares does not fully reflect the value of its business and its future business prospects and represents a discount to management's estimate of the underlying net asset value of the shares.

The adoption of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments" by the Company effective January 1, 2002, had no impact to the Company's previously stated policy of accounting for stock options granted to employees as capital transactions.

Financial Condition & Liquidity

($ millions)	March 31 2002	December 31 2001
Debt	$ 167.3	$ 167.5
Debt to Equity	1.6x	1.7x
Net debt	$ 49.3	$ 49.4
Net debt to EBITDA (1)	1.5x	1.3x
Net debt to Equity	0.5x	0.5x
Interest coverage (EBITDA to interest expense)	1.7x	2.3x

(1) EBITDA for the last twelve months ended which includes the results of the sulphur removal assets in eastern North America

Cash and cash equivalents at the end of the first quarter 2002 of $118.0 was essentially unchanged from the December 31, 2001 balance and continues to be invested in short-term, interest-bearing deposits. This cash, together with any new operating credit facility, will be utilized to implement the Company's growth plan. This could include acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company's presence in new markets.

As a result of the Chemtrade Transaction on July 18, 2001, the Company is obligated to make an offer within 380 days to purchase the Senior Subordinated Notes. Under the terms of the indenture, the total amount offered is limited to the net cash proceeds from the Chemtrade Transaction reduced by the repayment of the Senior Notes and funds committed and applied on capital projects in the next 360 days. Notwithstanding the foregoing, the Company shall not be required to purchase more than 25% of the original principal amount (US $26,250,000) prior to the fifth anniversary, June 30, 2003, and accordingly this amount has been recorded as the current portion of long-term debt at March 31, 2002 and at December 31, 2001. The remaining amount, if any, would be required to be included in a second offer to purchase to be made on the fifth anniversary. The Company has not finalized its plans for the Senior Subordinated Notes offer.

Currently the Company has commitments in excess of $200 million relating to the Syncrude and Santee Cooper projects. These commitments exceed current cash balances and internally generated cash; therefore, the Company intends to raise funds to cover its commitments during the construction period of the two projects. The amount of financing required will also be affected by the amount of Senior Subordinated Notes tendered in the offer mentioned above. Any funds remaining as a result of Senior Subordinated Notes not being tendered would be used to satisfy capital commitments during the construction period. Although the Company's financial indicators have improved subsequent to the Chemtrade transaction, the assumption of increased debt during the construction period will cause these indicators to change until the projects are completed.

Until the new financing is in place, the Company is at risk as to the availability of new credit and the associated interest rates.

Working Capital

The Company's working capital, excluding cash and cash equivalents and current portion of long-term debt, was $2.7 million at March 31, 2002 compared to $11.7 million at December 31, 2001. The $9.0 million decrease in working capital includes a reduction of $2.7 million of the Chemtrade receivable which is now collectible over the next three years, $4.0 million of interest payable which is paid June and December, and the collection of the $4.3 million Chemtrade Logistics Note offset by changes in other working capital items. *Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.*

The decrease in working capital resulted in an decrease in the current ratio, excluding cash and cash equivalents and the current portion of long-term debt, from 1.34:1 in 2001 to 1.09:1 in 2002.

CONSOLIDATED STATEMENTS OF CASH FLOWS

During the three months ended March 31, 2002, the Company generated $2.4 million in cash from operations before changes in non-cash working capital, compared to $6.8 million for the same period in 2001. This decrease is due to the lower EBITDA resulting from inclusion of the sulphur removal assets in eastern North America for the full quarter in 2001.

Cash and cash equivalents at the end of the first quarter were essentially unchanged from December 31, 2001. Cash provided by operations, cash generated by the disposal of non-core Power Generation assets, and the Note collected from Chemtrade Logistics were offset by capital additions and an increase in deferred charges and other assets.

The increase in capital expenditures to $10.3 million for the first quarter of 2002 from $4.3 million for the same period of 2001 is primarily due to the increase in capital expenditures associated with the BP Whiting project which is expected to be completed in the second quarter of 2002, as well as the continued activity on the Syncrude and Santee Cooper projects.

OUTLOOK

An increasing percentage of the Company's revenue is generated from fees and contracts with customers that provide some volume protection during a downturn in market conditions. This overall quality of the Company's contractual relationships with its customers together with the return to normal seasonal volumes of spent acid regeneration and the addition of new fee revenue from the BP Whiting facility when it comes on stream mid-year, should enable Marsulex to record modest growth in operating results for 2002.

The work continues on the Company's major expansion projects, Syncrude and Santee Cooper, with construction anticipated to start mid 2002 with completion on both projects expected in 2004.

Forward-looking Statements

The foregoing may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

MARSULEX INC.
Consolidated Balance Sheets
(in thousands of dollars)

	March 31 2002 (unaudited)	December 31 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 118,025	$ 118,148
Accounts receivable	28,280	32,050
Due from Chemtrade Logistics (note 4b)	1,300	4,000
Note from Chemtrade Logistics (note 4b)	--	4,305
Inventories	2,410	3,217
Future tax asset	1,111	1,171
Prepaid expenses and other assets	125	931
	151,251	163,822
Property, plant and equipment	117,722	111,873
Deferred charges and other assets, net of accumulated amortization	13,590	8,698
Goodwill, net of accumulated amortization (note 3a)	58,828	58,899
	$ 341,391	$ 343,292
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 12,681	$ 11,274
Accrued liabilities	13,649	21,259
Income taxes payable	151	1,453
Interest payable	4,026	--
Current portion of long-term debt	41,829	41,885
	72,336	75,871
Long-term debt	125,488	125,654
Deferred revenues	2,211	2,113
Other liabilities	9,980	9,993
Future tax liability	18,206	18,512
Minority interest	10,220	9,995
Shareholders' equity:		
Capital stock (note 6)	57,505	57,505
Retained earnings (deficit)	41,534	39,552
Foreign currency translation adjustment	3,911	4,097
	102,950	101,154
	$ 341,391	$ 343,292

MARSULEX INC.
Consolidated Statements of Operations (unaudited)
For the three months ended March 31, 2002 with comparative figures for 2001
(in thousands of dollars, except per share amounts)

	2002	2001 (restated notes 4a & 3b)
Revenue	$ 35,980	$ 71,507
Cost of sales and services	23,929	47,339
Gross profit	12,051	24,168
Selling, general, administrative and other costs	6,452	13,075
Earnings from continuing operations before interest, income taxes, depreciation, amortization and unusual items (EBITDA)	5,599	11,093
Loss on disposal of property, plant and equipment	23	--
Depreciation	3,786	4,348
Earnings from continuing operations before the undernoted	1,790	6,745
Unusual items (note 5)	3,612	--
Foreign exchange loss (note 3b)	--	(1,891)
Amortization of deferred charges	(132)	(369)
Interest income	672	323
Interest expense	(3,313)	(4,672)
Earnings from continuing operations before income taxes, Minority interest and amortization of goodwill	2,629	136
Income taxes (note 7)		
Current	513	207
Future	(91)	266
	422	473
Minority interest	225	289
Earnings from continuing operations before amortization of goodwill	1,982	(626)
Amortization of goodwill, net of income taxes (note 3a)	--	982
Earnings (loss) from continuing operations	1,982	(1,608)
Earnings from discontinued operations, net of tax (note 4a)	--	609
Net earnings	$ 1,982	$ (999)
Earnings per share		
Basic before amortization of goodwill	$ 0.06	$ (0.02)
Basic from continuing operations	$ 0.06	$ (0.05)
Basic	$ 0.06	$ (0.03)
Diluted, before amortization of goodwill	$ 0.06	$ (0.02)
Diluted, from continuing operations	$ 0.06	$ (0.05)
Diluted	$ 0.06	$ (0.03)

Consolidated Statement of Retained Earnings (Deficit) (unaudited)
For the three months ended March 31, 2002 with comparative figures for 2001
(in thousands of dollars)

	2002	2001
Retained earnings (deficit), beginning of year:		
As previously reported	$ 39,552	$ (22,412)
Adjustment on adoption of foreign currency translation (note 3b)		(1,522)
As restated	39,552	(23,934)
Net earnings (loss)	1,982	(999)
Retained earnings (deficit), end of period	$ 41,534	$ (24,933)

MARSULEX INC.
Consolidated Statements of Cash Flows (unaudited)
For the three months ended March 31, 2002 with comparative figures for 2001
(in thousands of dollars)

	2002	2001 (restated notes 4a & 3b)
Cash provided by (used in):		
Operating activities:		
Net earnings	$ 1,982	$ (999)
Items not affecting cash:		
Earnings from discontinued operations (note 4a)	--	(609)
Depreciation	3,786	4,348
Loss on disposal of property, plant and equipment	23	--
Unusual items	(3,612)	--
Amortization of deferred charges and foreign exchange loss	132	2,260
Amortization of goodwill	--	1,246
Future income taxes	(91)	89
Minority interest	225	289
Other non cash items	(3)	195
	2,442	6,819
Decrease (increase) in non-cash operating working capital, excluding cash and cash equivalents current portion of long-term debt	5,189	633
Cash provided by (used in) continuing operations	7,631	7,452
Cash used in discontinued operations (note 4a)	--	(2,412)
Financing activities:		
Increase (decrease) in other liabilities	--	207
Cash used in discontinued operations (note 4a)	--	517
	--	724
Investing activities:		
Proceeds on disposals (note 5)	3,358	--
Additions to property, plant and equipment	(10,331)	(4,348)
Increase in deferred charges	(743)	(387)
Increase in non-cash working capital investing activities	(4,294)	--
Note from Chemtrade Logistic (note 4b)	4,305	--
Cash provided by (used in) discontinued operations (note 4a)	--	(110)
	(7,705)	(4,845)
Foreign exchange gain (loss) on cash held in foreign currency	(49)	(78)
Increase (decrease) in cash and cash equivalents	(123)	841
Cash and cash equivalents – beginning of year	118,148	31,999
Cash and cash equivalents – end of period	$ 118,025	$ 32,840

MARSULEX INC.

Notes to Consolidated Financial Statements

1. Basis of presentation

   The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated statements except for the change in accounting policies described in note 2 below. These unaudited interim period financial statements should be read together with the audited annual consolidated financial statement and the accompanying notes included in the Company's 2001 Annual Report.

2. Certain 2001 balances have been reclassified to conform to presentation adopted in 2002.

3. Changes in accounting policies:

   Effective January 1, 2002, the Company adopted the new recommendations of the CICA. The adoption of Handbook Section 3870, "Stock-based compensation and other stock-based payments", had no impact on the Company's previously stated policy of accounting for stock options granted to employees as capital transactions. Management believes that the adoption of certain provisions of Section 1581, "Business Combinations" relating to goodwill and intangible assets, and Section 3062, "Goodwill and other intangible assets", will not have a material impact to the financial statements. The revisions to Section 1650, "Foreign Currency Translation" resulted in a decrease to the January 1, 2001 opening retained earnings of $1.5 million relating to the treatment of foreign currency translation for long-term debt. The details of the accounting policy changes are noted below:

   a. Business combinations and goodwill and other intangible assets:

      Section 1581 requires that the purchase method of accounting be used for all business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. The Company does not have any intangible assets which would be classified separately from goodwill. Section 3062 requires that goodwill no longer be amortized, but instead tested for impairment at least annually by comparing carrying value of the reporting unit to the respective fair value in accordance with the provisions of Section 3062.

      The Company has identified its reporting units and is in the process of comparing the fair value of the reporting unit with its carrying value. This process will be completed by June 30, 2002. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired. The Company believes that this test will indicate goodwill has not been impaired.

   b. Foreign currency translation:

      The revision to Section 1650 eliminated the deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences that the Company previously deferred and amortized are now charged directly to earnings. Prior year financial statements have been restated retroactively to adopt the new Section resulting in net earnings decreasing $1.4 million for the period ended March 31, 2001 (4.5 cents basic and diluted earnings per share). The balance of retained earnings at January 1, 2001 has been decreased by $1.5 million to reflect the cumulative effect of the change on periods prior to that date.

4. Sale of sulphur removal assets and BCT Chemtrade Corporation

   On July 18, 2001, the Company completed the sale of its sulphur removal services assets in eastern North America and of BCT Chemtrade Corporation ("BCT"), a subsidiary of Marsulex, to Chemtrade Logistics Income Fund for gross cash proceeds before costs of disposition of $167.2 million (the "Chemtrade Transaction") or $156.6 million net of costs of disposition, comprised of $128.1 million for the sale of the sulphur removal assets and $28.5 million for the sale of BCT.

   a. The operations of BCT comprised one operating segment. Accordingly, for reporting purposes, the gain on the sale, the results of operations and cash flows of this business, to the date of sale, are presented and disclosed as discontinued operations. Additional information related to the discontinued operations is as follows (in thousands of dollars):

a. Sale of sulphur removal assets and BCT Chemtrade Corporation (continued)

	Three months ended March 31, 2001
Revenue	$ 19,874
EBITDA	981
Earnings before taxes	781
Provision for income taxes	(156)
Minority interest	(16)
Earnings from discontinued operations	609
Cash provided by (used in):	
Operating activities	$ (2,412)
Financing activities	517
Investment activities	(110)
Increase in cash and cash equivalents from discontinued operations	$ (2,005)

b. As part of the Chemtrade Transaction, Chemtrade Logistics Inc. owes the Company $4.0 million relating to the finalization of working capital, of which $1.3 million will be collected during 2002 and the remainder will be collected over the next three years and is recorded in other assets. The note in the amount of $4.3 million pursuant to an escrow agreement was received in January 2002.

5. Unusual items

On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6.5 million, of which $3.4 million was received in cash.

Proceeds of disposition	$ 6,545
Net book value and costs of sale	2,933
Gain on sale, before income taxes	3,612
Income taxes	--
Gain on sale, net of tax	$ 3,612

6. Capital stock

On January 29, 2002, the Company announced its intention to make a Normal Course Issuer Bid ("NCIB") pursuant to which the Company may purchase 1,339,053 of its common shares issued and outstanding. The NCIB commenced on February 1, 2002 and will terminate on January 31, 2003 or such earlier date as the Company completes its purchases. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. During the period February 1, 2002 to March 31, 2002 no shares were acquired by the Company for cancellation.

7. Income Taxes

In the first quarter of 2002, the overall effective income tax rate was 16.0% compared to the statutory rate of 38.6% and to the prior year effective rate of 34.0%. The earnings in the first quarter of 2002 included an unusual gain from the disposal of the parts and services and other assets of $3.6 million has been offset by losses not previously recognized. Without this gain, the Company had a net loss of approximately $1.0 million with a corresponding effective tax rate of negative 42.9% resulting from taxes arising from tax losses the benefit of which have not been recognized and taxes in subsidiaries with taxable income.

The lower statutory rate of 38.6% (2001 - 42.1%) arising from federal and provincial legislative changes has been reflected in the tax expense.

8. Segments

The Company's activities are divided into four reportable segments. The three operating segments are: Refinery Services, Power Generation and Western Markets. The fourth non-operating segment is Corporate Support, which provides project execution support, finance, information systems, human resources and risk management to the preceding operating segments.

Refinery Services provides outsourced compliance solutions to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, S02 recovery to ensure air quality compliance and regeneration of spent sulphuric acid produced during octane enhancement of gasoline.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. The segment also provides services to the cement industry through its patented CP-Gyp process.

Western Markets provides environmental removal services, as well as chemical products, to customers in Western Canada and until July 18, 2001 included the sulphur removal services in Eastern North America that was sold as part of the Chemtrade Transaction.

8. Segments continued

Schedule of business segments (unaudited)
For the three months ended March 31
(in thousands of dollars)

	Refinery Services		Power Generation		Western Markets		Corporate Support		Total	
	2002	2001	2002	2001	2002	2001[2]	2002	2001	2002	2001
Revenue from external customers	$16,082	$16,242	$7,615	$12,484	$12,283	$42,781	$ --	$ --	$35,980	$71,507
Earnings (loss) from continuing operations before depreciation, including loss on disposal	$4,278	$4,187	$276	$(801)	$3,710	$10,677	$(2,665)	$(2,970)	$5,599	$11,093
Depreciation, including loss on disposal	3,117	2,750	312	52	322	1,395	58	151	3,809	4,348
Earnings (loss) from continuing operations before the undernoted	$1,161	$1,437	$(36)	$(853)	$3,388	$9,282	$(2,723)	$(3,121)	$1,790	$6,745
Capital expenditures from continuing operations	$8,374	$1,765	$1,937	$2,373	$16	$141	$4	$69	$10,331	$4,348
Total assets before goodwill [1]	$106,921	$103,385	$24,284	$21,089	$28,409	$23,742	$122,949	$136,177	$282,563	$284,393
Goodwill, net of amortization[1]	46,365	46,425	7,995	8,006	4,468	4, 468	--	--	58,828	58,899
Total assets[1]	$153,286	$149,810	$32,279	$29,095	$32,877	$28,210	$122,949	$136,177	$341,391	$343,292

(1) 2001 assets are as at December 31.
(2) Includes the results of the sulphur removal services in eastern North America for the full quarter of 2001.

MARSULEX

Management Team

David Gee
President & Chief Executive Officer

Laurie Tugman
Executive Vice President;;
& Chief Financial Officer

Edward R. (Ted) Irwin
Vice President,
Finance

Gordon McTavish
Vice President,
Human Resources

Robert Cardell
Vice President & General Manager,
Power Generation Group

Eric Denman
Vice President,
Operational Excellence

Terry Green
Vice President,
Refinery Services

Doug Osborne
Vice President,
Western Markets Group

Brian Stasiewicz
Vice President,
Sales & Materials Management

Judith George
Corporate Secretary

Head Office

111 Gordon Baker Road
Suite 300
Toronto, Ontario
M2H 3R1

Tel: (416) 496-9655
Fax: (416) 496-4155

Stock Exchange Listing

The Toronto Stock Exchange
Stock symbol: MLX

Transfer Agent and Registrar

Computershare Investor Services
100 University Avenue
11th Floor
Toronto, Ontario
M5J 2Y1

Shareholder inquiry line:
1-800-663-9097

Investor Information

Shareholders or other interested parties seeking financial information about the company are invited to call:

Laurie Tugman
Executive Vice President
& Chief Financial Officer
(416) 496-4155

Financial Calendar 2001

Fiscal year end: December 31
Interim reports mailed:
May, August, November

Web Site

www.marsulex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

May 13, 2002

By: ______________________

Lucio Milanovich
Director, Finance